U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                        COMMISSION FILE NO.  01-15739
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                            CUSIP NO. 731312-10-7

                                 (Check One):

[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form 10-D
 [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:
                              June 30, 2007
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:
                           Reunion Industries, Inc.
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Address of Principal Executive Office (Street and Number):
                        11 Stanwix Street, Suite 1400

City, State and Zip Code:
                            Pittsburgh, PA  15222
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PART II - RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   | (a)  The reason described in reasonable detail in Part III of this Form
   |      12b-25 could not be eliminated without unreasonable effort or
   |      expense;
   | (b)  The subject annual report, semi-annual report, transition report on
   |      Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion
[X]|      thereof, will be filed on or before the fifteenth calendar day
   | 	    following the prescribed due date; or the subject quarterly report
   |      or transition report on Form 10-Q or subject distribution report on
   |	    Form 10-D, or portion thereof, will be filed on or before the fifth
   |	    calendar day following the prescribed due date; and
   | (c)  The accountant's statement or other exhibit required by Rule
   |      12b-25(c) has been attached, if applicable.

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PART III - NARRATIVE
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State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-
SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

     The Company entered into negotiations in early July 2007 with a foreign company for the sale of its pressure vessel business and signed a Letter of Intent for such sale on July 6, 2007 that called for the signing of a definitive asset purchase agreement by July 30, 2007. Due to several factors, including (i)the Company's financial position, which includes defaults on all of its secured debt, (ii)the fact that the potential buyer is not a United States controlled entity and the pressure vessel business to be acquired conducts some U.S. defense related business and (iii) the need to respond to the prospective buyer's extensive due diligence inquiries, significant additional time and effort in excess of what might be considered normal for a sale of a business was expended by both the pressure vessel segment's employees, as well as by the Company's limited corporate staff. Even with this additional expended time, the July 30, 2007 deadline for a definitive asset purchase agreement had to be extended via numerous amendments to August 14, 2007. As a result of this activity, there was a delay in the ability of the pressure vessel segment and the corporate staff to fully comply with all requested review data from our auditors. Such delay has interfered with our auditor's ability to timely complete their review procedures. As a result, the Company is unable to file, when due, its report on Form 10-Q for the quarter ended June 30, 2007. This delay could not be eliminated without unreasonable effort or expense. Pursuant to Rule 12b-25(b) of the Securities Exchange Act of 1934, the Company requests the five-day extension relief provided for therein to file its annual report on Form 10-Q for the quarter ended June 30, 2007.

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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

     John M. Froehlich, Executive V.P., Chief Financial Officer,
                        Treasurer and Secretary
                        (412) 281-2111
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(2)  Have all other periodic reports required under
     section 13 or 15(d) of the Securities and Exchange Act
     of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for
     such shorter period that the registrant was required
     to file such report(s) been filed?  If the answer is
     no, identify reports.                                    [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding
     period for the last fiscal year will be reflected by
     the earnings statements to be included in the
     subject report or portion thereof?                       [ ] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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Reunion Industries, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     August 14, 2007             By /s/         John M. Froehlich
     -----------------------         ----------------------------------------
                                                 John M. Froehlich
                                     Executive V.P., Chief Financial Officer,
                                               Treasurer and Secretary
                                                (chief financial and
                                                 accounting officer)

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